	Skadden, Arps, Slate, Meagher & Flom llp 300 South Grand Avenue Los Angeles, California 90071-3144 ________ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com	FRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON -----------
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DIRECT DIAL (213) 687-5122 DIRECT FAX (213) 621-5122 EMAIL ADDRESS Michelle.Gasaway@skadden.com		HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

February 1, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	New Vista Acquisition Corp
Draft Registration Statement on Form S-1
Submitted January 8, 2021
CIK No. 0001838433

Ladies and Gentlemen:

This letter sets forth the response of New Vista Acquisition Corp (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated January 29, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered comment immediately below the numbered comment.

The Company has revised the Draft Registration Statement in response to the Staff’s comment. The Company is concurrently filing the Registration Statement with this letter.

U.S. Securities and Exchange Commission

February 1, 2021

Draft Registration Statement on Form S-1

Members of our management team and companies affiliated thereof have been, and may from time to time be, page 65

1.	Staff’s Comment: Please revise to disclose the governmental investigations, including, but not limited to, the SEC investigation.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page 73 to disclose the governmental investigations including, but not limited to, the SEC investigation.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	New Vista Acquisition Corp
Kirsten Bartok Touw

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel